Exhibit 1

Ellomay Capital Announces 2008 Annual Meeting of Shareholders

Herzliya, Israel, December 1, 2008 – Ellomay Capital Ltd. (EMYCF.PK) (Ellomay or the Company), announced today that it will hold its annual general meeting of shareholders on December 30, 2008 at 11:00 a.m. Israel time, at Ellomay’s offices located at Ackerstein Towers, 11 Hamenofim Street, Tower B, 5th Floor, Herzliya 46120, Israel.

The agenda of the shareholders’ meeting is as follows:

1.	election of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod and Anita Leviant as directors;

2.	reappointment of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ended December 31, 2008, and authorization with respect to the approval of their fees;

3.	review and approval of a reverse share split of the Company’s ordinary shares at the ratio of one-for-ten;

4.	approval of payment of directors’ fees to the directors of the Company;

5.	approval of the Company’s entry into indemnification agreements with, the provision of exemptions to, and the procurement of a directors’ liability insurance policy for, Ran Fridrich and Shlomo Nehama;

6.	approval of the terms of a management services agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership;

7.	receipt and consideration of the Auditors’ Report, the Directors Report and the Financial Statements of the Company for the fiscal year ended December 31, 2007; and

8.	amendment and restatement of the Company’s Amended and Restated Articles of Association, as proposed by the Company’s major shareholders, S. Nechama Investments (2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership.

Shareholders of record as of the close of business on November 28, 2008 are entitled to vote at the shareholders’ meeting. Ellomay plans to mail a proxy statement which describes the proposals to be considered at the shareholders’ meeting and related materials on or about December 2, 2008. The proxy statement and related materials will also be available in the “Investor Relations” section of Ellomay’s website at www.ellomay.com.

About Ellomay Capital

Ellomay Capital (formerly NUR Macroprinters Ltd.), a former leading supplier of wide-format inkjet production printers for the printing industry, consummated the sale of its business to Hewlett-Packard Company on February 29, 2008.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and Ellomay does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Yossy Zylberberg
Interim CEO and CFO
+972 (9) 971-5614
yossyz@ellomay.com